Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

GENERAL

Management discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”).  The information provided herein should be read in conjunction with the Company’s audited financial statements and notes for the year ended April 30, 2009.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived there from are prepared in accordance with Canadian generally accepted accounting principles.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairexploration.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute “forward-looking statements” or contain “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Report on Form 20-F and in each MD&A.

Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., President  of Crosshair and a Qualified Person as defined by National Instrument  43-101 (“NI 43-101”), has reviewed and is responsible for the technical information contained in this MD&A. Further information about the Company’s CMB property can be found in the Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium Project, Labrador, Canada dated July 31, 2008, prepared by Gary H. Giroux, P.Eng. MASc,. and Jeffery A. Morgan, B.Sc. (Hons), P.Geo., who are “qualified persons” within the meaning of NI 43-101. A copy of this report is available on SEDAR at www.sedar.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals.  The Company does not have any producing mineral properties at this time.  The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America.  The Company’s shares trade on Toronto Stock Exchange and on the NYSE AMEX Exchange.

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, Canada and the States of Wyoming and Utah, USA on the following properties:

➢	Central Mineral Belt (“CMB”) Uranium Project in Labrador.

➢	Central Mineral Belt Joint Venture (“CMB JV”) Uranium Project with Silver Spruce Resources Ltd. in Labrador.

➢	Golden Promise Project, consisting of the Golden Promise, Southern Golden Promise and Victoria Lake Properties in Newfoundland

➢	Bootheel Uranium Joint Venture (“Bootheel”) Project with UR Energy in Wyoming

HIGHLIGHTS

The Company’s efforts for fiscal 2009 focused on:

•	execution and completion of a summer 2008 drilling and exploration program on the CMB Uranium Project

•	acquisition of Universal Uranium Ltd.’s (“Universal”) CMB JV and purchase of Universal common shares and warrants via private placement

•	closing the plan of arrangement with Target Exploration and Mining Corp (“Target”) in the 4th quarter of fiscal 2009

•
closing the acquisition and joint venture of the Golden Promise project and termination of the proposed Gemini spin-out transaction and earn-in agreements with Paragon Minerals Corporation (“Paragon”) in light of current market conditions

•	implementing a comprehensive cash conservation program, which includes suspension of significant exploration activities.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

CMB Exploration and Drilling Programs

CMB Project

The CMB Project is host to the C Zone – Area 1 – Armstrong Corridor, which has a current National Instrument (NI) 43-101 indicated resource of 5.19 million pounds of uranium (6.92 million tonnes at 0.034% U3O8) and an additional inferred resource of 5.82 million pounds of uranium (8.17 million tonnes at 0.032% U3O8) between all three zones.  All three zones remain open and future programs will be aimed at confirming the continuity of mineralization between the zones.  Extensive compilation work has been carried in the third quarter of fiscal 2009 and an Assessment Report covering all the claims was submitted January 22, 2009.  This report allows the claims to be in good standing under provincial work assessment rules until 2013 and some as late as 2019, meaning no work is required on these claims for the foreseeable future.

Approximately 3,516 metres (m) of drilling in 19 holes were completed at the CMB Uranium Project in fiscal 2009.  Eleven of the holes (2,035 meters) tested the C Zone, while 6 of the holes (1,276 meters) tested targets at Area 1 and two holes (205 meters) were drilled at Madsen Lake in the central portion of the CMB Property. With the latest drilling, we have intersected uranium mineralization at the C Zone along a strike length of 1,500 meters, Area 1 to 600 meters and Armstrong to 300 meters.  All zones of mineralization are open for expansion, both along strike and to depth.

Area 1, Armstrong, and the C Zone comprise a 4.5 kilometre (km) long uranium mineralized corridor, with Area 1 and Armstrong located approximately 1.5 km southwest and 3.0 km southwest, respectively, of the C Zone.  All three areas remain open, and future drilling will focus on confirming the continuity of mineralization between all three zones, as well as testing several other targets on the Property.

In addition to diamond drilling, an extensive exploration program was carried out on the property in 2008.  Ground work included regional and detailed geological mapping, as well as prospecting, till, soil, gas hydrocarbon, biogeochemical, lake sediment and stream sediment sampling surveys, as well as mechanical trenching and detailed mapping and sampling of several priority targets.

CMB JV Project

The CMB JV Project is a joint venture partnership with Silver Spruce Resources (“SSE”), whereby SSE retains a 40% participating ownership.  The Project is host to the Two Time Zone, which has an existing NI 43-101 indicated resource of 2.33 million pounds of uranium (1.82 million tonnes at 0.058% U3O8) and an additional inferred resource of 3.73 million pounds of uranium (3.16 million tonnes at 0.053% U3O8), also open for expansion.  Very limited work has been carried out on areas outside the Two Time Zone and Crosshair will undertake the minimum amount of work required during the first and second quarters of fiscal 2010 to properly evaluate the potential of these areas and then maintain only prospective land.  In order to maintain the existing JV claims, Crosshair is required to spend approximately $56,000 through to April 30, 2010 (net of recoveries from the government of Newfoundland and our joint venture partner).  Beyond April 30, 2010, the Company will be required to raise additional funds to maintain its mineral properties in good standing.

Additional information and maps for priority target areas on the Projects can be found on the Company website at: www.crosshairexploration.com/s/CentralMineralBelt.asp.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

Acquisition of Universal’s Properties

On July 29, 2008, the Company entered into an agreement with Universal to acquire all of Universal's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador for consideration of $500,000 cash, 10,000,000 common shares with a value of $5,100,000 and 7,500,000 warrants having a value of $1,500,418. The warrants were valued using the Black Scholes model with the following assumptions: risk-free rate – 2.50%; expected life – 3 years, and volatility – 84%. %. $95,582 of legal and regulatory costs was also incurred in relation to this acquisition.  In addition the Company also acquired exploration equipment with a fair value of $63,672 from Universal.  Universal retains a 2% net smelter return (“NSR”) royalty on its 60% interest in the property, which may be reduced to 1.5% in consideration for a cash payment of $1,000,000.

Crosshair purchased, by way of private placement, 2,222,222 units of Universal at a price of $0.45 per unit.  Each unit consists of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 each for a period of 24 months.  Closing occurred on July 29, 2008.

The Two Time Zone is the most advanced prospect within Universal's 1,184 square kilometre land holdings in the CMB.  This Zone, and in fact the majority of Universal's ground, is located north-west of Crosshair's current CMB Project.  The Two Time Zone falls outside of Labrador Inuit Lands and is not directly impacted by the Nunatsiavut Government's April 2008 decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  This moratorium was put in place in order to allow the Nunatsiavut Government time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation.  The current land position map is posted on the Company website at: http://www.crosshairexploration.com/s/CentralMineralBelt.asp.

The Two Time Zone was first discovered in September 2006 following an airborne radiometric survey and has a current strike length of 475 metres and remains open along strike and to depth.  Mineralization at the Two Time Zone is hosted in an altered, brecciated and fractured, felsic intrusive, which carries extensive hematite, chlorite, carbonate and albite alteration. The zone has similarities to large, iron oxide copper gold (IOCG) style, uranium rich, hematite breccia deposits such as the Olympic Dam deposit in Australia, the world's largest uranium deposit.

On April 27, 2009 Crosshair Exploration commenced an action in British Columbia Supreme Court against Universal alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement.

Crosshair has received confirmation from the Transfer Agent that Universal will not receive any further shares or warrants from escrow until there is final resolution to the dispute.  As of April 30, 2009, Universal has received 2,856,000 shares in the first two traunches to date with 7,144,000 shares and 7,500,000 warrants remaining in escrow.

Universal filed a Statement of Defence and Counterclaim in the B.C. Supreme Court on May 13th, 2009.  Crosshair will file a Statement of Defence to the counterclaim made by Universal and maintains its confidence that its action against Universal is grounded in both fact and law.

Target Plan of Arrangement

On March 31, 2009, Crosshair and Target successfully closed a plan of arrangement whereby Crosshair acquired all the outstanding common shares of Target and Target has become a wholly owned subsidiary of Crosshair.  Target shareholders received approximately 14.7 million common shares of Crosshair (1.2 shares for each Target common share outstanding) with an estimated market value of approximately $2.5 million based on the weighted average of Crosshairs share price for the period 2 days before and after the closing date of March 31, 2009 in accordance with CICA Section 1582, Business Combinations and CICA 3870, Stock-based Compensation and other Stock-based Payments.)  Each Target warrant and stock option which gives the holder the right to acquire common shares of Target is exchanged for a warrant or stock option which gives the holder the right to acquire common shares of Crosshair on the same basis as the shareholders of Target,

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

with all other terms of such warrants and options (such as term and expiry) remaining unchanged.  On closing, Crosshair now controls both the Bootheel, Utah and Sinbad, Wyoming projects in the USA.

Bootheel Project

The Wyoming properties are currently owned by The Bootheel Project LLC and consist of 269 Federal Mining claims, two state Leases, and 3,155.7 acres of Fee land held under a Mineral Lease and Surface Access Agreement with MJ Ranches.  Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (URE), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018 Exploration Inc. (448018), a wholly owned subsidiary of Target, the Company may earn a 75% interest in The Bootheel Project LLC, subject to certain Royalties, by completing expenditures totalling US$3 million and issuing 125,000 common shares on or before June 7, 2011.

Under Agreements dated February 5, 2008 between M J Ranches Inc, and 448018 as manager, The Bootheel Project LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property. The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US$252,651 paid in advance, increased for inflation for the renewal periods.  The Fee Lands are subject to a sliding scale Royalty tied to the sales price of uranium.

The Bootheel Project LLC now comprises a 100% mineral interest in 269 Federal Unpatented Mining Claims, two state leases and a 75% mineral interest in four fee sections for a total of 8,524 gross acres and surface access rights to 7,882 acres.

The property has been previously explored for uranium by a number of companies in the 1970s and again in the mid 1990s by Cameco Corporation (“Cameco”) as outlined in an Independent NI 43-101 Technical Report dated July 8, 2007 and filed on Sedar.

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

On January 15, 2009 The Bootheel Project LLC acquired additional data from Cameco which covers the four fee sections under lease from M J Ranches.  The data includes historical geological and gamma logs covering 660 drill holes totalling approximately 290,000 feet.  Compilation to date indicates that there have been approximately 1,900 drill holes totalling in excess of 600,000 ft, completed on the property and the surrounding area.

The 2008 drilling program, designed to further test the mineralized Sundance Formation, consisted of 93 vertical holes averaging 540 feet in depth and totalling 50,163 ft.  Of these holes, 12 were spot cored through the Sundance Formation resulting in 708.5 ft of core.  Drilling commenced in June and was completed September 20, 2008.  Virtually all historic drill hole sites within the main resource zone were resurveyed.  Holes drilled within the existing historical resource areas are highlighted by:

•	0.055% eU3O8 over 51.0 feet in hole 06-3008
•	0.042% eU3O8 over 23.0 feet in hole 36-3000
•	0.132% eU3O8 over 4.0 feet and 0.068% eU3O8 over 14.5 feet in hole 06-3010

Holes drilled outside of the existing historic resource areas are highlighted by:
•	0.075% eU3O8 over 15.5 feet in hole 01-3069
•	0.050% eU3O8 over 23.5 feet in hole 01-3070
•	0.052% eU3O8 over 13.5 feet in hole 01-3044

Additional assay results, location maps and other information can be found on the Crosshair website – www.crosshairexploration.com.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

In addition to the 2008 drilling program, the historic holes were relocated, limited ground radiometric and water sampling surveys were carried out.  On February 5, 2009 Target reported that preliminary bottle roll tests had confirmed historical metallurgical test work indicating uranium recoveries of 87% or better using sodium bicarbonate as a lixiviant.
The data acquired from Cameco is currently being compiled by Crosshair’s geological team and will be combined with the results from over 50,000 feet of drilling completed by Target at Bootheel in 2008. This compilation will allow us to complete a NI 43-101 resource estimate for the Bootheel Project in the first quarter of 2010.  Additional activities in fiscal 2010 will include base line environmental studies, hydrogeological studies and additional drilling as funding permits.

Sinbad Project

The Sinbad Property, located 20 miles southwest of Green River Utah, consists of 62 wholly owned Federal mining claims and one State Mineral Lease for a total of 1,922 acres.  Target acquired a 100% interest in the Property, subject to a 2% Net Smelter Return, in 2007, and completed geological mapping and a radon gas survey in mid 2007.  This work delineated several drill targets and a 15 hole, 3,300 foot drill program was completed in the fall of 2007.  The drill program tested the projected extension of the Chinle Formation mineralized channels north-westward from the historic Sinbad Uranium Mine.  The program also tested several of the radon anomalies.  High-grade uranium was intercepted in multiple horizons as shown in the following drill highlights:

•	0.10% eU3O8 over 1.4 feet (194.5 feet -- 195.9 feet) and 1.07% eU3O8 over 1.6 feet (203.6 feet -- 205.2 feet) in hole SB-07-13 and
•	0.11% eU3O8 over 1.3 feet (174.3 feet to 175.6 feet), 0.12% eU3O8 over 2.6 feet (177.9 feet to 180.5 feet) and 0.28% eU3O8 over 4.9 feet (181.5 feet -- 186.4 feet) in hole SB-07-14.

Reclamation was been completed on the property in 2008 and although additional targets remain to be evaluated, no work is planned at the present time due to the cash conservation program.

Acquisition of Golden Promise Gold and VHMS Properties

On April 29, 2009 Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest; terminated the original property option earn-in agreement with Paragon; and abandoned the previously approved Plan of Arrangement with Gemini Metals Corp. (“Gemini”) whereby Crosshair was to transfer its gold and volcanic-hosted massive sulphide projects located in Newfoundland to Gemini in exchange for shares for Gemini.  As a result of the current market conditions, the board of directors of Crosshair determined that it was no longer in the best interest of shareholders to spin-out the assets of Golden Promise, South Golden Promise and Victoria Lake into a separate publicly traded company to be known as Gemini.

Crosshair issued 2,655,000 common shares with a market value of $686,608 based on the weighted average of Crosshairs share price for the period 2 days before and after the closing date of April 29, 2009 in accordance with CICA Section 1582, Business Combinations and CICA 3870, Stock-based Compensation and other Stock-based Payments.) to Paragon to purchase the 60% interest in Golden Promise with an option to increase its interest to 70%.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013.  Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or just retain the 60% interest.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

Project Highlights

Five quartz vein zones characterized by coarse visible gold have been discovered on the Golden Promise Project.  The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 800 metres (m) and to a depth of 265 m.  The zone remains open for expansion along strike and to depth.  A preliminary independent National Instrument (NI) 43-101 compliant resource estimate has been completed at the Jaclyn Main Zone.  The report estimates an inferred resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.  The resource estimate is classified as an inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101.  The NI 43-101 compliant estimate was prepared by Gary H. Giroux, P.Eng., M.Sc., Independent Qualified Person as defined in National Instrument 43-101, and is filed in a Technical Report dated September 23, 2008 on SEDAR (www.sedar.com) and on our website.

The next stage of exploration at Golden Promise will include additional diamond drilling to extend and further delineate the Jaclyn Main Zone with the objective of increasing the current NI 43-101 gold resource.  Additional drilling will also be used to test the Jaclyn North and Jaclyn South Zones, both of which host locally abundant visible gold in quartz veins, but have seen limited drilling to date.  The Jaclyn North and Jaclyn South Zones both remain open along strike.

Given the high-nugget gold effect at the Jaclyn Zones, Crosshair also plans to conduct a bulk sampling program on the Golden Promise Property in order to determine a more representative gold grade for the Jaclyn resource, since assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems.  Studies of other high-nugget effect gold deposits, including deposits from the Bendigo Goldfield, indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade in such deposits.

Most of the gold occurrences on the Golden Promise Property, including the Jaclyn Main Zone, exhibit many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.

Cash Conservation Program

As a result of the rapid deterioration in the capital markets and economic conditions, Crosshair undertook a detailed review of all expenditures late in the 2nd quarter of fiscal 2009 in an effort to conserve cash.  Crosshair has taken steps to reduce overhead by reducing staff, and office space and eliminating all non essential travel, administrative and investor and public relations expenditures.  Crosshair continues to investigate opportunities to further reduce monthly cash expenditures on an ongoing basis.

Subsequent to the completion of the summer 2008 exploration and drilling programs, no further field work was carried out in the CMB on either the CMB Uranium Project or the CMB JV in the third quarter and fourth quarters of fiscal 2009 and minimal field work was done on the Golden Promise property.  After conducting a thorough evaluation and assessment of the CMB, Crosshair is required to spend approximately $57,000 (net of recoveries from the government of Newfoundland and our joint venture partner) to maintain the highest potential claims.  This is reduced considerably from previously disclosed amounts as a result of allowing approximately 1/3rd of the claims deemed to have minimal potential to lapse.  In addition, the Company is required to spend approximately $44,000 on the Golden Promise/South Golden Promise properties and US $36,000 on the Bootheel project.  Beyond April 30, 2010, the Company will be required to raise additional funds to maintain its mineral properties in good standing.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

The following table summarizes the Company’s financial operations.  For more detailed information, please refer to the audited financial statements.
Description	Year ended April 30, 2009	Year ended April 30, 2008	Year ended April 30, 2007
Total assets
Mineral Properties
Working Capital
Shareholders’ equity
General and Administrative expenses
Property impairments and write offs
Net Loss
Loss per share
Mineral property expenditures & acquisitions
	$33,365,659 29,336,828 2,641,169 31,849,308 6,914,903 14,000,000 (20,724,237) (0.22) 16,264,847	$42,270,262 27,071,981 13,272,006 40,795,458 11,051,968 247,704 (12,933,204) (0.18) 12,784,242	$31,664,543 14,551,292 15,390,704 30,308,076 6,584,203 Nil (5,533,011) (0.09) 10,631,531

Overview

For fiscal year ended April 30, 2009 the Company reported a net loss of $20,724,237 or $0.22 per common share, compared with a net loss of $12,933,204 or $0.18 per common share for the prior fiscal year.  The weighted average number of common shares for fiscal 2009 increased to 93,584,687 from 72,997,081 for the previous year.  The increase in the average number of shares outstanding was primarily due to share issuances related to the following property acquisitions:

•	CMB JV (10,000,000 shares) from Universal in the 1st quarter of fiscal 2009
•	Target (holder of an interest in the Bootheel Project) (14,633,488 shares) in the 4th quarter of fiscal 2009
•	Golden Promise from Paragon (2,655,000 shares) in the 4th quarter of 2009

Additionally, the 11,575,000 shares issued in regards to the bought deal financing that was completed during the fourth quarter of fiscal 2008 were outstanding for all of fiscal 2009.

Fiscal 2009 includes the operations and activities of Target for the month of April 2009 as a result of the closing of the plan of arrangement on March 31, 2009.  The financial impact of the single month is not considered material to the following discussion.

Expenses

Expenses for the current year were $6,914,903, $4,137,065 (37%)  lower than in fiscal 2008 due primarily to significantly lower stock-based compensation expense and a reduction in overall expenses as a result of the cash conservation program implemented late in the second quarter of 2009.  Cash expenses were $3,281,699, $518,681 (14%) lower than fiscal 2008.

Stock-based compensation expense for 2009 was $3,785,316 (53%) lower than in 2008 due largely to certain stock options being cancelled as a result of significantly fewer staff related to corporate downsizing and fewer stock options vesting in the current period partially offset by new incentive stock options being granted to employees and management as a means to retain core staff during the downturn in the industry.

Wages and salaries increased slightly in 2009 by $59,118 (5%) from 2008 due primarily to severances paid out for employees terminated in the corporate cash conservation and expenditure reduction programs partially offset by a reduction in support for exploration related activities and a lower staff compliment.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

Audit and accounting expenditures increased by $68,542 (67%) over fiscal 2008 primarily as a result of the audit requirements related to compliance with the Sarbanes Oxley 404 legislation.

Investor relations expenditures decreased by $285,418 (63%) from fiscal 2008 due to the implementation of the cash conservation program significantly reducing investor and public relations activities.

Legal expenditures increased by $97,003 (76%) over fiscal 2008 as a result of fees being expensed that were previously deferred due to the termination of the proposed Gemini spin-out transaction and additional fees associated with compliance with the Sarbanes Oxley 404 legislation.

Office and administrative expenses decreased by $291,378 (47%) due to the implementation of the cash conservation program and the reduction in the number of employees.

Other Income (Expenses)

Other expenses increased in fiscal 2009 by $13,229,398 to $15,110,634 compared with $1,881,236 in 2008 primarily as a result of the $14,000,000 non-cash impairment charge on the company’s uranium interests in the Central Mineral Belt of Labrador.  The company has determined that reasonable evidence existed that indicated the carrying value of the properties exceeded the fair value and that the decline in fair value was more than temporary.   Additionally, the company’s interest income was $232,306 lower than the prior year due to the lower average cash balances and the loss on Marketable securities decreased by $786,917 from 2008 to $1,290,195 due to the significantly reduced carrying value on the company’s consolidated balance sheets.  Crosshair has accounted for its investment in marketable securities as “Held for Trading” in accordance with CICA Standard 3855 on Financial Instruments. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

Future Income Tax Recovery

The company recognized a recovery of future income tax of $1,301,300 related to the renouncing in the current fiscal year certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties from the prior year’s flow through securities offering to shareholders.  During the year ended April 30, 2008, the Company issued 3,575,000 common shares on a flow-through basis for gross proceeds of $5,005,000 which were renounced in fiscal 2009.  The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties.

Mineral Property Expenditures

During the current fiscal year, the Company incurred total mineral property expenditures of $16,264,847 due primarily to the acquisition of CMB JV in Labrador ($7,132,327), the acquisition of Target ($3,829,933), the acquisition of Golden Promise in Newfoundland ($746,122) and exploration and drilling activity on the CMB Moran Lake property totaling $4,349,403.   Mineral property expenditures incurred in the prior year were $12,784,242 primarily related to the drilling, geological and geophysical activities associated with Moran Lake ($11,928,313) and Golden Promise/South Golden Promise property ($855,929).

Working Capital

Working capital was $2,641,169 as at April 30, 2009 compared with $13,272,006 as at April 30, 2008, down $10,630,837. The decrease was mainly due to cash used in operations ($3,414,510), mineral property investing activities ($6,053,579)   Accounts payable and accrued liabilities decreased by $353,529 which was partially offset by a reduction to accounts receivable of $426,812.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

SUMMARY OF QUARTERLY RESULTS

Description	4Q 2009	3Q 2009	2Q 2009	1Q 2009
Total assets Mineral Properties Working Capital Shareholders’ equity Net Loss Loss per share Mineral property expenditures	33,365,659 29,336,828 2,641,169 31,849,308 (14,455,510) (0.14) 4,541,933	44,296,494 38,794,895 4,183,662 43,403,100 (1,136,063) (0.01) 418,684	46,221,741 38,376,211 5,109,959 43,911,744 (3,316,311) (0.03) 2,443,261	46,911,489 35,932,950 9,934,238 46,319,868 (1,816,353) (0.02) 8,860,969

Description	4Q 2008	3Q 2008	2Q 2008	1Q 2008
Total assets Mineral Properties Working Capital Shareholders’ equity Net Loss Loss per share Mineral property expenditures	42,270,262 27,071,981 13,272,006 40,795,458 (3,378,556) (0.05) 3,174,072	30,039,387 24,161,462 4,068,141 28,578,586 (2,786,458) (0.04) 3,125,939	30,610,318 21,035,523 8,136,934 29,359,927 (3,696,142) (0.05) 4,523,778	30,487,140 16,495,896 12,756,212 29,624,678 (3,072,048) (0.04) 1,960,453

FOURTH QUARTER

The most significant components of the current quarter’s loss are represented by non-cash activities: stock-based compensation charges ($1,202,089) for options vested during the quarter, impairment of uranium mineral properties in the CMB ($14,000,000) partially offset by a future income tax recovery ($1,301,300).

As a result of the implementation of the cash conservation program late in the 2nd quarter of fiscal 2009, cash expenses have been reduced from the 2nd quarter to the 3rd quarter by approximately $824,356 (61%) to $524,810 and from the 3rd quarter to the 4th quarter by $57,692 (12%) to $467,118.  The reductions have primarily occurred in salaries and wages due to staff reductions, the elimination of directors’ fees, lower investor and public relations activities and lower office and administration costs.  These were partially offset by higher consulting charges mainly due to compliance with Sarbanes Oxley 404 legislation and previously deferred legal costs associated with the termination of the proposed Gemini spin out transaction. The Company expects to continue to find opportunities to reduce overhead expenses however it is expected the bulk of the reductions have occurred as of the end of the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

As of April 30, 2009, the Company had cash and cash equivalents of $2,827,274 (April 30, 2008 - $13,275,874) and working capital of $2,641,169 (April 30, 2008 - $13,272,006).  Cash used in operating activities during the fourth quarter of 2009 was $422,173 compared with $3,202,117 in the fourth quarter of 2008 due largely to a reduction in accounts payable during the fourth quarter of 2008.  Cash provided by investing activities during the fourth quarter of 2009 increased by $2,237,508 to $933,502 from the corresponding period in 2008 primarily as a result of decrease in exploration activities in the current period.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

Cash

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

The Company believes it has sufficient working capital to finance its intended operations, and maintain its priority mineral property licenses for the next 12 months.  To date, the Company’s operations, exploration and development activities have been almost entirely financed from equity financings.  The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments.  While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

COMMITMENTS AND CONTINGENCIES

The Company has entered into operating lease agreements for its office premises in Vancouver.  The annual commitments under these leases are: fiscal; 2010 - $174,696 and 2011- $131,022.  The Company has terminated its lease in St. John’s and was renting office space in the same building on a month to month basis.  Subsequent to April 30, 2009, the Company has terminated its rental agreement in St. John’s, Newfoundland.

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013. In addition, net expenditures required to maintain the good standing of the Company’s mineral claims are estimated to be less than $150,000 for all properties through to April 30, 2010. Beyond April 30, 2010, the Company will be required to raise additional funds to maintain its mineral properties in good standing.

As at April 30, 2009, we had the following contractual obligations:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital (Finance) Lease Obligations	$--	$--	$--	$--	$--
Operating Lease Obligations	305,718	160,138	145,580	--	--
Total	$305,718	$160,138	$145,580	$--	$--

SHARE CAPITAL

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	April 30, 2009	Report Date
Common shares	112,184,313	112,184,313
Director, employee and contractor options – vested	7,162,010	7,145,010
Director, employee and contractor options – granted but not yet vested	2,820,490	5,489,990
Warrants to purchase shares	17,783,300	17,783,300
Warrants to purchase units (each unit consisting of one share and one warrant)	694,500	694,500

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

•
On March 31, 2009, the Company acquired Target Exploration and Mining Corp. (a company with directors and officers in common) by way of a plan of arrangement for total consideration of $2,509,592 made up of $195,271 in cash and 14,663,488 common shares, 2,283,300 warrants and 1,680,000 stock options. (see Note 4 to the accompanying financial statements)

•	At April 30, 2009, management fees of $26,250 (April 30, 2008 - $Nil, April 30, 2007 - $Nil) were owed to former directors’ of Target.

•	Incurred management fees of $31,250 (2008 – $56,250, 2007 - $Nil) to a private company controlled by Douglas R. Brett for his duties as Chief Financial Officer.

•
Incurred legal fees of $24,998 (2008 – $122,577, 2007 - $25,882) to a legal firm of Anfield Sujir Kennedy & Durno, a partner of which, Jay Sujir, is a director of the Company At April 30, 2009, $24,998 (April 30, 2008 - $106,961, April 30, 2007 - $Nil) was owed to this party.

•
Incurred geological consulting fees of $12,500 (2008 – $15,600, 2007 - $33,075) to a private company owned by Stewart Wallis, a director of the Company. At April 30, 2009, $47,250 (April 30, 2008 - $Nil, April 30, 2007 - $5,830) was owed to this party.

•
Incurred independent directors’ fees of $100,500 (2008 - $108,500, 2007 - $60,500).  Included in accounts payable and accrued liabilities at April 30, 2009 is an amount of $27,058 (April 30, 2008 - $Nil April 30, 2007 - $Nil) owed to the directors.

•
Paid rent for its Newfoundland office of $97,153 (2008 - $45,660, 2007 - $Nil)) to a private company of which Chris Collingwood is a director.   The landlord agreed to terminate the lease with the Company effective January 31, 2009. The Company is currently renting office space in the same building on a month to month basis.  Subsequent to April 30, 2009, the Company terminated the use of this office space.

Amounts payable to related parties have no specific terms of repayment, are unsecured, and have no interest rate.  The amounts charged to the Company for the services provided have been determined by negotiation among the parties and are covered by signed agreements. These transactions were incurred in the normal course of operations and, in management’s opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

CRITICAL ACCOUNTING ESTIMATES

Management considers the following estimates to be the most critical in understanding the judgements that are involved in the preparation of the Company’s financial statements for the year ended April 30, 2009 and the uncertainties that could impact its results of operations, financial condition and cash flow:

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.  Significant areas where management’s judgement is applied included: asset valuations and stock based compensation.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

Impairment assessment of the carrying value of its Mineral properties

The Company reviews and evaluates the recoverability of the carrying values of mineral properties when events and circumstances suggest impairment.  If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Stock-based compensation

The Company makes estimates regarding assumptions used in the calculation of stock based compensation.  These included the risk-free interest rate, expected life of options, volatility and dividend rate. The Company reviews historical trading data, previous exercise history, and risk free interest rates posted by Canadian Banks in making these assumptions. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method.  The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

ACCOUNTING POLICIES

Recent Canadian Accounting Pronouncements

Capital disclosures

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclosure whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject.  Refer to Note 13.

Financial instruments

Disclosures and financial instruments – presentation.  In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments – Disclosure and Presentation, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks, whereas Section 3863 carries forward the presentation related requirements of Section 3861.  Refer to Note 14.

Going concern

Amendments to Handbook Section 1400, General Standards of Financial Statement Presentation, require management to assess an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed.  In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date.  The Company has performed an assessment as of the Balance Sheet Date and believes there to be no impact on its financial statements due to this new standard.

Credit Risk and the Fair Value of Financial Assets and Liabilities (EIC-173)

In January 2009, the Emerging Issues Committee (“EIC”) issued EIC -173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This abstract requires companies to take counterparty credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. This new standards is effective for the Company’s annual consolidated financial statements for the year ended April 30, 2009. The Company does not believe there to be any impact on its financial statements due to this new standard.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

Mining Exploration Costs (EIC-174)

On March 27, 2009, the CICA approved EIC-174 “Mining Exploration Costs.” This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

This new standards is effective for the Company’s annual consolidated financial statements for the year ended April 30, 2009. The Company does not believe there to be any impact on its financial statements due to this new standard.

Goodwill and intangible assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standards provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, will be withdrawn. The Company does not expect the adoption of this section to have a significant effect on its financial statements.  This section will be adopted effective May 1, 2009.

Business combinations (Section 1582)

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard will be effective May 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. The Company does not expect the adoption of this section to have a significant effect on its financial statements.

Consolidated Financial Statements (Section 1601) and Non-Controlling Interests (Section 1602)

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace Section 1600 “Consolidated Financial Statements.” Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. Theses standards are effective May 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations.” The Company does not expect the adoption of this section to have a significant effect on its financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of May 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The conversion to IFRS may have a material effect on our:

•     reported financial position and results of operations;

•     systems of internal controls and procedures over financial reporting, including related business processes; information technology and data systems;

•     disclosure controls and procedures;

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

•     current financial reporting training curriculum; and

•     downstream business activities such as our corporate hedging programs, joint venture agreements and other contractual arrangements, debt covenants, compensation programs and tax planning arrangements.

The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date. We expect to complete the detailed IFRS conversion plan by October 31, 2009. We are in the process of completing our detailed technical analysis of Canadian GAAP-IFRS accounting differences. Furthermore, IFRS accounting standards, and the interpretation thereof, are constantly evolving and therefore are subject to change through the end of 2011. Consequently, we will continuously monitor IFRS accounting developments and update our conversion plan and public disclosure as necessary.

SUBSEQUENT EVENT

Stock options

Subsequent to April 30, 2009, the Company granted 2,745,000 stock options at an exercise price of $0.27 per share with a 5 year expiry date.

OUTLOOK

In the near term, the Company remains focused on cost controls and discretionary spending and on attempting to raise new equity in order to continue the exploration and development activities related to its three core properties.  Should the Company be successful, project plans would include further developing the Bootheel and Golden Promise Projects.

Bootheel

The Company continues the preparation of its initial 43-101 resource estimate related to the Bootheel project which was acquired with the acquisition of Target.  Additionally, the Company is developing programs that include additional drilling to expand and further delineate the uranium resource, hydrological studies and further base line environmental studies.

Central Mineral Belt

Crosshair is actively working with the Nunatsiavut Government to insure that they are on track with achieving the milestones to establish a lands administration system, to develop an Environmental Assessment Act, and to develop environmental protection legislation with the goal of having the moratorium lifted in April 2011.

Golden Promise

The Company has planned an extensive program consisting of further drilling with the objective of adding to the overall resource, as well as defining new targets.  Given the high-nugget gold effect at the Golden Promise Project, a bulk sampling program to test the intra-hole grade continuity would also be carried out.

GENERAL

The Company records its interest in mineral properties at cost.  Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management regularly reviews the net carrying value of each mineral property.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis.  Where estimates of future net cash

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.  When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile.  There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit.  As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction.  Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Foreign Currency Exchange

The Company maintains is accounts in Canadian dollars, and has historically raised new financing in Canadian dollars.  With the acquisition of Target, the Company now has operations in the United States which subject it to fluctuations between the Canadian and United States currencies.  Generally, the Company purchases sufficient US dollars to offset a significant portion of known US obligations in order to minimize foreign exchange fluctuations.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that presently identified mineralization can be mined at a profit.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependant upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

Nunatsiuvut Government Moratorium

In order to develop the tools to evaluate the impact of large-scale development projects and the environmental impact, on April 8, 2008, Labrador’s Nunatsiavut Government announced a moratorium on uranium mining on Inuit land it governs until March 31, 2011 after which the issue is to be revisited.  As the vast majority of the Company’s uranium properties do

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

not fall under Nunatsiavut jurisdiction, such a moratorium is not expected to materially affect the Company’s operations or prospects, however, given the negative impact on capital market sentiment toward the area it has become more difficult to raise capital as needed.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.  In the future the Company will require additional funding to maintain its mineral properties in good standing.  While the Company has been successful in raising funds in the past, there can be no assurance it can continue to do so in the future.  The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial, or total loss of Crosshair’s interest in its mineral properties.

Litigation

On April 27, 2009 Crosshair commenced an action in British Columbia Supreme Court against Universal alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement. Crosshair has received confirmation from the Transfer Agent that Universal will not receive any further shares or warrants from escrow until there is final resolution to the dispute.  As of April 30, 2009, Universal has received 2,856,000 shares in the first two traunches to date with 7,144,000 shares and 7,500,000 warrants remaining in escrow.  Universal filed a Statement of Defence and Counterclaim in the B.C. Supreme Court on May 13th, 2009.  Crosshair will file a Statement of Defence to the counterclaim made by Universal and maintains its confidence that its action against Universal is grounded in both fact and law however; there can be no assurance of a favorable outcome.

A Statement of Claim made by a former supplier claiming unpaid invoices in the amount of approximately $81,000 plus interest and costs, against which we have filed a counterclaim.

Due to the uncertainty in respect of the above proceedings, the Company has not reserved or accrued any amounts in relation to the potential outcomes.

The nature of the Company’s business may subject it to other regulatory investigations, claims, lawsuits, and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and payables and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the Exchange Act) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2009
Date Prepared: June 24, 2009

and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within our company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of Crosshair Exploration Mining Corp. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of company level internal controls over financial reporting on a risk based approach using elements of the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on management’s assessment and those criteria, management believes that the internal control over financial reporting as of April 30, 2009 was effective.

Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report.

As permitted by the Exchange Act Rules, we did not conduct an evaluation of the effectiveness of internal controls at our Target Exploration and Mining Corp. (“Target”) subsidiary and operation as that organization came into existence on March 31, 2009.  The effectiveness of internal controls at Target will be evaluated as of April 30, 2010.

APPROVAL

The board of directors of Crosshair Exploration and Mining Corp. have approved the disclosures contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.